

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA



Paris, June 1st, 2005

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed the translation of the notice which we published following our recent Shareholders' meeting.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com



Paris, May 25th, 2005

VALEO

(Courtesy translation)

French joint-stock company (société anonyme) with a Board of Directors and a share capital of 251,127,072 euros.
Registered office: 43, rue Bayen, 75848 Paris Cedex 17, france
Registered at the Paris Companies Registry under number 552 030 967 – APE: 343 Z
Fiscal year: January 1 to December 31.

The annual financial statements at December 31, 2004 as well as the draft earnings allotment schedule published in the French gazette ("Bulletin des Annonces Légales Obligatoires") on March 25, 2005, were approved by the Ordinary General Stockholders' Meeting on May 3rd, 2005.



25 mai 2005

VALEO

Société Anonyme au capital de 251 127 072 euros
Siège Social : 43, rue Bayen – 75848 Paris Cedex 17 – France
552 030 967 RCS Paris

Exercice social du 1er janvier au 31 décembre

Les comptes annuels au 31 décembre 2004, ainsi que le projet d'affectation du résultat publiés au Bulletin des Annonces Légales Obligatoires du 6 avril 2005 ont été approuvés par l'Assemblée Générale des actionnaires en date du 3 mai 2005.